Exhibit 99.1

Date: October 10, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

SCHEME BOOKLET DISPATCHED

Incannex Healthcare Limited (ASX:IHL) (Incannex) refers to its announcements released on 5 October 2023 noting that the Federal Court of Australia had approved the convening of the Scheme Meetings and the distribution of the Scheme Booklet in relation to the share and option schemes of arrangement between Incannex and its shareholders and Incannex and its optionholders (Schemes).

Capitalised terms used but not defined in this announcement have the meaning given to those terms in Incannex's announcement dated 5 October 2023.

Dispatch of the Scheme Booklet

Incannex confirms that on Monday, 9 October 2023, the Scheme Booklet and associated materials were despatched to Incannex shareholders and Incannex optionholders.

Incannex shareholders and Incannex optionholders who have previously elected to receive electronic communications from Incannex will receive an email containing instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meetings and for small parcel holders, instructions on how to make an election to opt-out of the sale facility to be operated in relation to the Share Scheme and to receive Incannex US shares as consideration under the Share Scheme.

Incannex shareholders and Incannex optionholders who have previously elected to receive only hard copy documents have been sent a letter (sent by post to their registered address) containing instructions regarding accessing a copy of the Scheme Booklet, together with a hard copy of the Scheme Booklet, a personalised proxy form for the relevant Scheme Meeting and a small parcel holder election form (for Incannex shareholders that Incannex considers, or reasonably believes, will be small parcel holders on the record date for the Share Scheme).

Incannex shareholders and Incannex optionholders who have made no election as to how to receive communications from Incannex have been sent a letter (sent by post to their registered address) containing instructions regarding accessing a copy of the Scheme Booklet, together with a hard copy of a personalised proxy form for the relevant Scheme Meeting. and a small parcel holder election form (for Incannex shareholders that Incannex considers, or reasonably believes, will be small parcel holders on the record date for the Share Scheme).

Details of Scheme Meetings

The Scheme Meetings will be held on Wednesday, 8 November 2023 at the offices of Thomson Geer at Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000, with the Share Scheme Meeting beginning at 10:00 am (Melbourne time) and the Option Scheme Meeting beginning at the later of the conclusion of the Share Scheme Meeting and 10:30 am (Melbourne time).

Further information on the Scheme Meetings, and information regarding how to participate in, the Scheme Meetings is provided in the notices of meeting for the Scheme Meetings included in the Scheme Booklet.

All Incannex shareholders and Incannex optionholders registered as at 7:00pm (Melbourne time) on Monday, 6 November 2023 will be eligible to vote at the relevant Scheme Meeting.

All Incannex shareholders and Incannex optionholders are encouraged to vote by attending the relevant Scheme Meeting in person or by attorney or corporate representative, or alternatively by completing and ensuring the proxy form accompanying the Scheme Booklet is received by 10:00 am (Melbourne time) on Monday, 6 November 2023 in respect of the Share Scheme Meeting, and 10:30 am (Melbourne time) on Monday, 6 November 2023 in respect of the Option Scheme Meeting.

Date: October 10, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Further Information

Incannex shareholders and optionholders should carefully read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of their respective Scheme. If after reading the Scheme Booklet you have any questions about the Schemes or the Scheme Booklet, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) between 8:30 am and 7:00 pm (Melbourne time) Monday to Friday, excluding public holidays.

Incannex Healthcare Limited ABN 93 093 635 246 Level 23, Rialto South Tower 525 Collins Street Melbourne VIC 3000

9 October 2023

Dear Incannex Shareholder

Incannex Healthcare Limited – Notice of Share Scheme Meeting

On Wednesday, 4 October 2023, the Federal Court of Australia ordered that Incannex Healthcare Limited (Incannex) convene a meeting (Share Scheme Meeting) of all its shareholders (Incannex Shareholders) to consider and vote on a scheme of arrangement (Share Scheme) between Incannex and Incannex Shareholders in relation to the proposed acquisition of all the shares in Incannex by Incannex Healthcare Inc. ( Incannex US), and made similar orders in respect of a related scheme of arrangement between Incannex and holders of its options.

This letter is being sent to you because you are shown on the Incannex share register as holding Incannex shares and you have not elected to receive communications in relation to your Incannex shares electronically or, although you have elected to receive communications electronically, we have been notified that our email communication was unable to be delivered to your nominated email address.

If you have recently sold all of your Incannex shares, please disregard this letter.

Scheme Booklet

For those Incannex shareholders who have elected to receive documents from Incannex in hard-copy, a hard copy of the Scheme Booklet is enclosed. For the remaining Incannex shareholders, the Scheme Booklet is available online for viewing and downloading from https://investor.automic.com.au/#loginsah, or from the ASX website’s announcement page at https://www.asx.com.au under Incannex’s ticker code “IHL”.

If you would prefer to receive a hard copy of the Scheme Booklet, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

The Scheme Booklet contains important information for your consideration about the Share Scheme and the related option scheme and contains the notice of meeting in relation to the Share Scheme Meeting (Notice of Share Scheme Meeting). You should carefully read and consider the Scheme Booklet in full before you decide whether or not to vote in favour of the Share Scheme.

Unless otherwise defined, capitalised terms used in this letter have the meaning given to them in the Scheme Booklet.

Details of the Share Scheme Meeting

The Share Scheme Meeting will be held in person at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 at 10:00am (Melbourne time) on 8 November 2023.

If you are registered on the Incannex share register as at 7:00pm (Melbourne time) on 6 November 2023, you will be entitled to vote on the Share Scheme.

All Incannex shareholders who cannot attend the Share Scheme Meeting are encouraged to vote by appointing a proxy, corporate representative or attorney to attend the Share Scheme Meeting on their behalf.

Further details on how to participate and vote at the Share Scheme Meeting are set out in the Notice of Share Scheme Meeting attached to the Scheme Booklet at Annexure G.

Proxy Form

You may appoint a proxy by completing, signing and returning the personalised Proxy Form accompanying this letter to Incannex’s share registry, Automic Group (Automic) in accordance with the instructions on the Proxy Form and in the Notice of Share Scheme Meeting included in the Scheme Booklet.

Proxy votes may also be lodged online using the following link: https://investor.automic.com.au/#loginsah

Your Proxy Form, or proxy voting instruction (if completed online) must be received by 10:00am (Melbourne time) on 6 November 2023, being no later than 48 hours before commencement of the Share Scheme Meeting. Any Proxy Forms or proxy voting instructions received after that time will be invalid.

Small Parcel Holder Election Form

If there is a Small Parcel Holder Election Form accompanying this letter, it is because Incannex considers, or reasonably believes, that you may be a Small Parcel Holder (being an Incannex Shareholder that is not an Ineligible Foreign Shareholder and who holds less than a Marketable Parcel (i.e., A$500) of Incannex shares on the Record Date for the Share Scheme).

If you do not receive a Small Parcel Holder Election Form, no further action is required to be taken on your part in relation to the Sale Facility (unless you expect to be a Small Parcel Holder). If you hold less than a Marketable Parcel of Incannex shares and did not receive a Small Parcel Holder Election Form, or you expect to become a Small Parcel holder and would like to receive a Small Parcel Holder Election Form, please contact Automic on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) between 8:30am and 5:00pm (Sydney time) Monday to Friday, excluding public holidays, or via email at corporateactions@automic.com.au.

An election to opt-out of the Sale Facility can also be submitted online using the following link:

https://investor.automic.com.au/#/home

Any elections to opt-out of the Sale Facility must be received by 7:00pm on the Effective Date (which is currently expected to be 17 November 2023) Further details about this election are contained in the Scheme Booklet. Instructions for completing and returning the Small Parcel Holder Election Form (including by making an election online) can be found on the Small Parcel Holder Election Form.

Share Scheme Indicative Timetable

The expected key dates for the Share Scheme are set out below:

Latest time and date for lodgement of completed Proxy Forms for the Share Scheme Meeting	10:00am (Melbourne time) on 6 November 2023
Time and date for determining eligibility of Shareholders to vote at the Share Scheme Meeting	7:00pm (Melbourne time) on 6 November 2023
Share Scheme Meeting	10:00am (Melbourne time) on 8 November 2023
Second Court Date	16 November 2023 at 10:15am
Effective Date of the Schemes	17 November 2023
Last date of trading of Shares on ASX	17 November 2023
Record Date for determining entitlements to the Share Scheme Consideration	7:00pm (Melbourne time) on 21 November 2023
Implementation Date for the Schemes	28 November 2023
Delisting of Incannex from the official list of ASX	29 November 2023
Admission of Incannex US on Nasdaq	29 November 2023
First day of quotation of Incannex US Shares on Nasdaq	Expected to commence promptly following the Implementation Date

Note: All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Incannex and Incannex US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Incannex and Incannex US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex’s website at https://www.incannex.com/.

Further Information

Incannex encourages Incannex Shareholders to read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Share Scheme at the Share Scheme Meeting.

If you require further information or have questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

Madhukar Bhalla

Company Secretary

Incannex

Incannex Healthcare Limited | ACN 096 635 246

Proxy Form

If you are attending the Share Scheme Meeting in person, please bring this with you for Securityholder registration.

Holder Number:

Your proxy instruction must be received by **10.00am (Melbourne time) on Monday, 6 November 2023,** being **not later than 48 hours** before the commencement of the Share Scheme Meeting. Any Proxy instructions received after that time will not be valid for the scheduled Share Scheme Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Share Scheme Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Share Scheme Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE SHARE SCHEME MEETING

Any directed proxies that are not voted on a poll at the Share Scheme Meeting will default to the Chair of the Share Scheme Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Share Scheme Meeting will be voted according to the instructions set out in this Proxy Form.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Forms together. If you require an additional Proxy Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Form when you return it.
Companies: To be signed in accordance with your constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Share Scheme Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

Lodging your Proxy Form:

Online:
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah
or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBSITE: https://automicgroup.com.au/

PHONE: 1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

SAMPLE

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Share Scheme Meeting of Incannex Healthcare Limited, to be held at **10.00am (Melbourne time) on Wednesday, 8 November 2023 at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000** hereby:

Appoint the Chair of the Share Scheme Meeting (Chair) OR if you are not appointing the Chair of the Share Scheme Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of the Share Scheme Resolution.

Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

STEP 2 – Your voting direction

Resolution		For	Against	Abstain
1.	Share Scheme Resolution *"That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Incannex and the holders of its ordinary shares as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Incannex are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Share Scheme with any such alterations or conditions."*	☐	☐	☐

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY) / /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

SAMPLE

AUTOMIC

IHL

Incannex

Incannex Healthcare Limited | ACN 096 635 246

Return your Form:

AUTOMIC

By Mail:
GPO Box 5193, Sydney NSW 2001

By Phone:
1300 429 179 (within Australia)
+61 2 7208 4522 (international)

ASX Security Code: IHL

Holder Number (SRN/HIN):

SMALL PARCEL HOLDER ELECTION FORM

YOUR ELECTION MUST BE RECEIVED NO LATER THAN 7.00PM (MELBOURNE TIME) ON 17 NOVEMBER 2023 IF YOU DO NOT WISH TO PARTICIPATE IN THE SALE FACILITY

This is an important document and requires your immediate attention. This document should be read in conjunction with the Scheme Booklet. If you are in any doubt as to how to deal with this form, you should consult your professional advisor.

Share Scheme Participants who are not Ineligible Foreign Shareholders and who hold less than a Marketable Parcel of Incannex Shares on the Record Date (being a parcel of Shares of less than A$500 based on the closing price on the last day of trading on ASX prior to the Record Date) will be regarded as Small Parcel Holders.

OPTIONS

1: PARTICIPATE IN THE SALE FACILITY BY NOT MAKING AN ELECTION

If you are deemed a Small Parcel Holder as at the Record Date and you wish to receive your pro rata share of the net proceeds from the Sale Facility, you **do not** need to submit an election.

If you do not submit an election, as a non-electing Small Parcel Holder, any Incannex US Shares that would otherwise have been issued to you pursuant to the Share Scheme will be issued to the Sale Agent, as your nominee on trust, for sale through the Sale Facility and you will be paid a pro rata share of the net proceeds from the sale of all Incannex US Shares sold through the Sale Facility as soon as reasonably practicable after the Implementation Date (noting that the Sale Agent will arrange for the sale of all the Incannex US Shares issued to it within eight weeks after the Implementation Date). You will receive such proceeds in Australian dollars (after deducting any applicable brokerage, foreign exchange, stamp duty and other selling costs, taxes and charges).

2: OPT-OUT FROM THE SALE FACILITY IN ORDER TO RECEIVE INCANNEX US SHARES BY MAKING AN ELECTION

If you wish to retain your ownership interest in the Incannex Group and receive Incannex US Shares as the Share Scheme Consideration, please submit your election to opt-out of the Sale Facility by following the instructions provided below under Online Election or Paper Election.

You may withdraw your election to opt out of participating in the Sale Facility by contacting Automic Group to obtain a withdrawal form. The deadline for receipt of instructions to withdraw an election to opt out of participating in the Sale Facility is 7:00pm (Melbourne time) on the Effective Date. If your valid instructions are not received by this time, you will be treated in accordance with your last valid election.

Online Election (Recommended if you do not wish to participate in the Sale Facility)

Visit https://investor.automic.com.au/#/home

To submit an election online, simply scan the barcode to the right or enter the above link into your browser. Instructions for lodging your election online and accessing this portal are provided in the section overleaf.

- ✓ **It's fast and simple:** Electing online is very easy to do, it eliminates any postal delays and removes any potential risk of it being lost in transit.
- ✓ **It's secure and confirmed:** Electing online provides you with greater privacy over your instructions and provides you with confirmation that your election has been successfully processed.

Paper Election

Sign and return this form to elect to opt-out of the Sale Facility and to receive the Share Scheme Consideration in the form of Incannex US Shares.

By signing and returning this form, I/we confirm that I/we want to make an election to opt-out of the Sale Facility and to receive the Share Scheme Consideration in the form of Incannex US Shares. I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions relating to this Small Parcel Holder opt-out election.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director or Sole Director & Sole Company Secretary	Director	Director/Company Secretary

SAMPLE

INSTRUCTIONS FOR COMPLETING YOUR OPT-OUT ELECTION

SIGNING REQUIREMENTS

Individual:	Where the holding is in one name, the Shareholder must sign.
Joint holding:	Where the holding is in more than one name, all of the Shareholders must sign.
Power of Attorney:	If any signatory signs under Power of Attorney, please attach an originally certified photocopy of the Power of Attorney to this Form when you return it.
Companies:	To be signed in accordance with your constitution. Please sign in the box which indicates the office held by you.
Estates:	If any signatory signs in the capacity of Executor/s, please attach to this Form when you return it, a certified photocopy of the Probate or Death Certificate together with the Will.

LODGING YOUR OPT-OUT ELECTION IF YOU DO NOT WISH TO PARTICIPATE IN THE SALE FACILITY

IMPORTANT! Opt-out elections cannot be returned by fax or email.
Your Opt-out election must be returned via one of the return methods provided below.

Due to recent changes to delivery times by Australia Post, standard delivery may now take up to ten Business Days, or longer from regional areas. Shareholders should bear this in mind when returning their Opt-out election form using Australia Post.

ONLINE

Existing users: If you have an existing Automic Investor Portal account, with access to Incannex Healthcare Limited, you do not need to register and can log in with your existing username and password at https://investor.automic.com.au

If you do not automatically see your IHL shareholding in your account, you can easily add it by selecting the "Add holding" button on the top right-hand corner of the screen and following the prompts.

New users: If you do not have an existing Automic account you will need to register for Investor Portal by visiting https://investor.automic.com.au/#/signup and following these steps:

1. In the Company Name field, select "Incannex Healthcare Limited (IHL)"
2. Enter your Holder Number (SRN or HIN) as shown on the top of this form
3. Enter the postcode (Australian address) or click "change country" to select the country code (overseas address) relevant to your holding
4. Tick the "I'm not a robot" box and click "Next"
5. Complete the prompts to set up your Username and Password

Once you are logged in, select "Offers" from the left-hand vertical menu and follow the prompts.

BY MAIL	**BY HAND DELIVERY**
Incannex Healthcare Limited – Small Parcel Holder Opt-Out Election C/- Automic Group GPO Box 5193 Sydney NSW 2001	**(Between Sydney office hours 9.00am – 5.00pm AEST)** Automic Group Level 5 126 Phillip Street Sydney NSW 2000

SAMPLE

IF YOU WISH TO OPT-OUT FROM THE SALE FACILITY YOUR OPT-OUT ELECTION MUST BE RECEIVED NO LATER THAN 7.00PM (MELBOURNE TIME) ON 17 NOVEMEBER 2023.

If you wish to have your Share Scheme Consideration handled through the Sale Facility you should NOT return this form or make an election online

Incannex Healthcare Limited ABN 93 093 635 246 Level 23, Rialto South Tower 525 Collins Street Melbourne VIC 3000

9 October 2023

Dear Incannex Optionholder

Incannex Healthcare Limited – Notice of Option Scheme Meeting

On Wednesday, 4 October 2023, the Federal Court of Australia ordered that Incannex Healthcare Limited (Incannex) convene a meeting (Option Scheme Meeting) of all its optionholders (Incannex Optionholders) to consider and vote on a scheme of arrangement (Option Scheme) between Incannex and Incannex Optionholders in relation to the proposed cancellation of all the options in Incannex in consideration for new options in Incannex Healthcare Inc. (Incannex US) being issued to Incannex Optionholders that are not Ineligible Foreign Optionholders, and made similar orders in respect of a related scheme of arrangement between Incannex and its shareholders.

This letter is being sent to you because you are shown on the Incannex option register as holding Incannex options and you have not elected to receive communications in relation to your Incannex options electronically or, although you have elected to receive communications electronically, we have been notified that our email communication was unable to be delivered to your nominated email address.

Scheme Booklet

For those Incannex Optionholders who have elected to receive documents from Incannex in hard-copy, a hard copy of the Scheme Booklet is enclosed. For the remaining Incannex Optionholders, the Scheme Booklet is available online for viewing and downloading from https://investor.automic.com.au/#loginsah, or from the ASX website’s announcement page at https://www.asx.com.au under Incannex’s ticker code “IHL”.

If you would prefer to receive a hard copy of the Scheme Booklet, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

The Scheme Booklet contains important information for your consideration about the Option Scheme and the related share scheme and contains the notice of meeting in relation to the Option Scheme Meeting (Notice of Option Scheme Meeting). You should carefully read and consider the Scheme Booklet in full before you decide whether or not to vote in favour of the Option Scheme.

Unless otherwise defined, capitalised terms used in this letter have the meaning given to them in the Scheme Booklet.

Details of the Option Scheme Meeting

The Option Scheme Meeting will be held in person at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000 at the later of 10:30am (Melbourne time) and the conclusion of the Share Scheme Meeting on 8 November 2023.

If you are registered on the Incannex option register as at 7:00pm (Melbourne time) on 6 November 2023, you will be entitled to vote on the Option Scheme.

All Incannex Optionholders who cannot attend the Option Scheme Meeting are encouraged to vote by appointing a proxy, corporate representative or attorney to attend the Option Scheme Meeting on their behalf.

Further details on how to participate and vote at the Option Scheme Meeting are set out in the Notice of Option Scheme Meeting attached to the Scheme Booklet at Annexure H.

Proxy Form

You may appoint a proxy by completing, signing and returning the personalised Proxy Form accompanying this letter to Incannex's share registry, Automic Group (Automic) in accordance with the instructions on the Proxy Form and in the Notice of Option Scheme Meeting included in the Scheme Booklet.

Proxy votes may also be lodged online using the following link: https://investor.automic.com.au/#loginsah

Your Proxy Form, or proxy voting instruction (if completed online) must be received by 10:30am (Melbourne time) on 6 November 2023, being no later than 48 hours before commencement of the Option Scheme Meeting. Any Proxy Forms or proxy voting instructions received after that time will be invalid.

Option Scheme Indicative Timetable

The expected key dates for the Option Scheme are set out below:

Latest time and date for lodgement of completed Proxy Forms for the Option Scheme Meeting	10:30am (Melbourne time) on 6 November 2023
Time and date for determining eligibility of Optionholders to vote at the Option Scheme Meeting	7:00pm (Melbourne time) on 6 November 2023
Option Scheme Meeting	10:30am (Melbourne time) on 8 November 2023
Second Court Date	16 November 2023 at 10:15am
Effective Date of the Schemes	17 November 2023
Last date of trading of Shares on ASX	17 November 2023
Record Date for determining entitlements to the Option Scheme Consideration	7:00pm (Melbourne time) on 21 November 2023
Implementation Date for the Schemes	28 November 2023
Delisting of Incannex from the official list of ASX	29 November 2023
Admission of Incannex US on Nasdaq	29 November 2023

Note: All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Incannex and Incannex US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Incannex and Incannex US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex's website at https://www.incannex.com/.

Further Information

Incannex encourages Incannex Optionholders to read the Scheme Booklet in its entirety before deciding whether or not to vote in favour of the Option Scheme at the Option Scheme Meeting.

If you require further information or have questions in relation to the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) Monday to Friday between 8:30am and 7:00pm (Melbourne time).

Madhukar Bhalla

Company Secretary

Incannex

Incannex Healthcare Limited | ACN 096 635 246

Proxy Form

If you are attending the Option Scheme Meeting in person, please bring this with you for Securityholder registration.

Holder Number:

Your proxy instruction must be received by **10.30am (Melbourne time) on Monday, 6 November 2023,** being **not later than 48 hours** before the commencement of the Option Scheme Meeting. Any Proxy instructions received after that time will not be valid for the scheduled Option Scheme Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's option register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Optionholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Option Scheme Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be an Optionholder of the Company. Otherwise if you leave this box blank, the Chair of the Option Scheme Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE OPTION SCHEME MEETING

Any directed proxies that are not voted on a poll at the Option Scheme Meeting will default to the Chair of the Option Scheme Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Option Scheme Meeting will be voted according to the instructions set out in this Proxy Form.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your options will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of options you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Forms together. If you require an additional Proxy Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Optionholder must sign.
Joint holding: Where the holding is in more than one name, all Optionholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Form when you return it.
Companies: To be signed in accordance with your constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Option Scheme Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

Lodging your Proxy Form:

Online:
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah
or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBSITE: https://automicgroup.com.au/

PHONE: 1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

SAMPLE

STEP 1 - How to vote

APPOINT A PROXY:

I/We being an Optionholder entitled to attend and vote at the Option Scheme Meeting of Incannex Healthcare Limited, to be held at **10.30am (Melbourne time) on Wednesday, 8 November 2023 at Level 23, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000** hereby:

Appoint the Chair of the Option Scheme Meeting (Chair) OR if you are not appointing the Chair of the Option Scheme Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of the Option Scheme Resolution.

Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

STEP 2 – Your voting direction

Resolution		For	Against	Abstain
1.	Option Scheme Resolution *"That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed between Incannex and the holders of its options to acquire ordinary shares in Incannex as contained in and more particularly described in the Scheme Booklet of which the Notice forms part, is approved, and the directors of Incannex are authorised to agree to such alterations or conditions as are thought fit by the Court, and subject to approval by the Court, to implement the Option Scheme with any such alterations or conditions."*			

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY) / /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

SAMPLE

AUTOMIC

IHL